Condensed Consolidated Interim Financial Statements
September 30, 2012
(unaudited)

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

		Three months ended		Nine months ended
(Cdn$ in thousands,		September 30,		September 30,
except per share amounts)	Note	2012	2011	2012	2011

Revenues	3	$60,999	$84,204	$190,729	$191,354
Cost of sales	4	(49,259)	(59,030)	(145,856)	(124,330)
Gross profit		11,740	25,174	44,873	67,024

General and administrative		(3,695)	(4,233)	(13,103)	(15,723)
Exploration and evaluation		(6,789)	(5,909)	(15,970)	(7,747)
Other operating income (expenses)	5	(8,947)	42,645	(25,118)	30,884
Loss on contribution to joint venture		-	(183)	-	(3,987)
		(7,691)	57,494	(9,318)	70,451

Finance expenses	6	(3,217)	(5,479)	(11,481)	(11,372)
Finance income	7	3,316	2,216	10,083	10,539
Foreign exchange gain (loss)		469	(5,479)	435	(9,666)
Earnings (loss) before income taxes		(7,123)	48,752	(10,281)	59,952

Income tax recovery (expense)	8	3,272	(18,724)	1,401	(25,284)
Net earnings (loss) for the period		$(3,851)	$30,028	$(8,880)	$34,668

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale financial assets, net of tax		(218)	(2,974)	274	(918)
Realized gains on available-for-sale financial assets, net of tax		-	-	(767)	(5,246)

Total other comprehensive loss for the period		$(218)	$(2,974)	$(493)	$(6,164)

Total comprehensive income (loss) for the period		$(4,069)	$27,054	$(9,373)	$28,504

Earnings (loss) per share
Basic		$(0.02)	$0.15	$(0.05)	$0.18
Diluted		$(0.02)	$0.15	$(0.05)	$0.18

Weighted average shares outstanding (thousands)
Basic		190,882	195,349	193,240	192,351
Diluted		194,188	200,993	196,547	197,995

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
(Cdn$ in thousands)	Note	2012	2011	2012	2011

Operating activities
Net earnings (loss) for the period		$(3,851)	$30,028	$(8,880)	$34,668
Adjustments for:
Depreciation		5,109	4,804	13,950	10,458
Income tax expense (recovery)	8	(3,272)	18,724	(1,401)	25,284
Income tax paid		(450)	(8,675)	(1,855)	(33,485)
Income tax received		-	-	5,402	-
Share-based compensation		807	1,451	3,787	6,651
Unrealized loss (gain) on derivatives	5	8,468	(48,320)	22,482	(44,873)
Finance expenses		(2,260)	2,916	11,967	10,757
Finance income		(246)	(1,212)	(9,992)	(16,509)
Unrealized foreign exchange loss (gain)		(1,448)	(2,638)	(1,222)	3,721
Other operating activities	16	565	1,113	3,373	8,304
Net change in non-cash working capital	16	26,676	(5,393)	28,261	(2,422)
Cash provided by (used for) operating activities		30,098	(7,202)	65,872	2,554

Investing activities
Purchase of property, plant and equipment		(56,892)	(16,313)	(129,900)	(34,973)
Investment in financial assets		(5,255)	(73,728)	(22,627)	(212,829)
Interest received		249	1,495	1,102	4,117
Proceeds from financial assets		904	89,232	54,377	100,884
Proceeds from sale of property, plant and
equipment		76	-	203	-
Other investing activities	16	(320)	(400)	(1,145)	(595)
Cash used for investing activities		(61,238)	286	(97,990)	(143,396)

Financing activities
Repayment of debt		(3,681)	(2,746)	(10,507)	(7,829)
Interest paid		(621)	(526)	(9,491)	(1,713)
Repurchase of common shares		(4,872)	-	(20,897)	-
Common shares issued for cash		326	151	1,182	7,347
Proceeds from debt issuance		-	-	-	192,020
Debt issuance cost		-	-	-	(6,052)
Cash provided by (used for) financing activities		(8,848)	(3,121)	(39,713)	183,773

Effect of exchange rate changes on
cash and equivalents		(5,204)	18,861	(5,207)	13,359
Increase (decrease) in cash and equivalents		(45,192)	8,824	(77,038)	56,290
Cash and equivalents, beginning of period		245,946	259,259	277,792	211,793
Cash and equivalents, end of period		$200,754	$268,083	$200,754	$268,083

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(unaudited)

		September 30,	December 31,
(Cdn$ in thousands)	Note	2012	2011

ASSETS
Current assets
Cash and equivalents		$200,754	$277,792
Accounts receivable		30,897	39,909
Other financial assets	9	17,051	86,147
Inventories	10	29,324	23,290
Current tax receivable		–	7,437
Prepaids		4,254	2,348
		282,280	436,923

Other financial assets	9	117,244	111,641
Property, plant and equipment	11	575,108	440,565
Intangible assets		5,438	5,438
Prepaids		–	165
		$980,070	$994,732

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$56,625	$33,005
Current portion of long-term debt	13	15,132	13,753
Interest payable		6,985	3,284
Current tax payable		864	–
Other financial liabilities	12	8,284	10,797
Deferred revenue - royalty obligation		175	175
		88,065	61,014

Long-term debt	13	217,409	218,502
Other financial liabilities	12	37,392	45,980
Provision for environmental rehabilitation		101,295	96,022
Deferred tax liabilities		64,218	76,091
Deferred revenue - royalty obligation		175	306
		508,554	497,915

EQUITY
Share capital	14	367,435	378,393
Contributed surplus		36,155	33,040
Accumulated other comprehensive income (loss) ("AOCI")		(1,891)	(1,398)
Retained earnings		69,817	86,782
		471,516	496,817
		$980,070	$994,732

Commitments and contingencies	15
Subsequent events	19

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(unaudited)

		Share	Contributed		Retained
(Cdn$ in thousands)	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2011		$365,553	$26,193	$6,249	$60,409	$458,404
Exercise of options		2,705	(917)	–	–	1,788
Preferred shares redemption		(26,642)	–	–	(2,939)	(29,581)
Shares issued		35,254	–	–	–	35,254
Share-based compensation		–	6,651	–	–	6,651
Total comprehensive income for the period		–	–	(6,164)	34,668	28,504
Balance at September 30, 2011		$376,870	$31,927	$85	$92,138	$501,020

Balance at January 1, 2012		$378,393	$33,040	$(1,398)	$86,782	$496,817
Exercise of options		1,854	(672)	–	–	1,182
Share-based compensation		–	3,787	–	–	3,787
Repurchase of common shares	14b	(12,812)	–	–	(8,085)	(20,897)
Total comprehensive income for the period		–	–	(493)	(8,880)	(9,373)
Balance at September 30, 2012		$367,435	$36,155	$(1,891)	$69,817	$471,516

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the period ended September 30, 2012 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed interim consolidated financial statements were authorized for issue by the Audit Committee on October 31, 2012.

3.	REVENUE

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Copper concentrate	$55,900	$76,535	$173,591	$173,142
Copper cathode	2,391	3,314	4,268	4,737
	$58,291	$79,849	$177,859	$177,879
Molybdenum concentrate	1,919	3,192	10,473	10,878
Silver contained in copper concentrate	789	1,163	2,397	2,597
	$60,999	$84,204	$190,729	$191,354

4.	COST OF SALES

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Direct mining and processing costs	$41,564	$30,105	$117,128	$92,364
Depreciation	4,946	4,609	13,449	9,945
Treatment and refining costs	2,940	4,085	9,530	8,659
Transportation costs	3,421	4,325	10,490	9,708
Changes in inventories of finished goods and work in process	(3,612)	15,906	(4,741)	3,654
	$49,259	$59,030	$145,856	$124,330

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

5.	OTHER OPERATING EXPENSES (INCOME)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Realized loss on copper derivative instruments	$784	$1,820	$3,378	$10,509
Unrealized loss (gain) on copper derivative instruments	8,468	(48,320)	22,482	(44,873)
(Gain) loss on sale of property, plant and equipment	(50)	-	23	-
Consulting expenses	-	4,043	-	4,043
Management fee income	(255)	(188)	(765)	(563)
	$8,947	$(42,645)	$25,118	$(30,884)

6.	FINANCE EXPENSES

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Interest expense	$2,690	$4,752	$9,836	$9,760
Accretion on provision for environmental rehabilitation (PER)	527	727	1,645	1,612
	$3,217	$5,479	$11,481	$11,372

7.	FINANCE INCOME

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Interest income	$1,908	$1,785	$5,723	$4,660
Realized gain on dual currency deposits	1,365	1,899	3,173	1,284
Unrealized gain (loss) on dual currency deposits	43	(1,468)	310	(1,319)
Dividend income	-	-	-	448
Change in fair value of warrants	-	-	-	(529)
Gain on sale of marketable securities	-	-	877	5,995
	$3,316	$2,216	$10,083	$10,539

8.	INCOME TAX

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Current (recovery) expense	$(2,816)	$7,913	$3,876	$8,842
Deferred (recovery) expense	(456)	10,811	(5,277)	16,442
	$(3,272)	$18,724	$(1,401)	$25,284

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

9.	OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2012	2011
Current:
Copper put option contracts	$5,854	$25,407
Promissory note	8,213	8,190
Marketable securities – available for sale	2,934	11,898
Short-term investments	50	50
Dual currency deposits > 3-month term	-	40,602
	$17,051	$86,147
Long-term:
Capped floating rate notes	$20,141	$20,055
Subscription receipts [1]	10,000	-
Reclamation deposits	25,661	24,962
Promissory note	61,442	66,624
	$117,244	$111,641

1 During the second quarter, the Company invested a total of $10,000 in subscription receipts of a private company which holds mineral property interests in a copper-molybdenum project. The subscription receipts will be convertible into units comprised of shares or shares and warrants.

10.	INVENTORIES

	September 30,	December 31,
	2012	2011
Work in process	$2,814	$1,154
Finished goods:
Copper concentrate	8,911	6,063
Copper cathode	417	179
Molybdenum concentrate	238	244
Materials and supplies	16,944	15,650
	$29,324	$23,290

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

11.	PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP[3]	Total
Cost
At December 31, 2011	$143,305	$303,672	$50,705	$497,682
Additions	30	80	146,487	146,597
Capitalized interest	-	-	4,827	4,827
Disposals	-	(473)	-	(473)
Rehabilitation cost asset[2]	3,820	-	-	3,820
New Mine Allowance credit	-	(6,526)	-	(6,526)
Transfers between categories[3]	-	22,405	(22,405)	-
At September 30, 2012	$147,155	$319,158	$179,614	$645,927
Accumulated depreciation and impairments
At December 31, 2011	$17,783	$39,334	$-	$57,117
Depreciation	3,221	10,729	-	13,950
Disposals	-	(248)	-	(248)
At September 30, 2012	$21,004	$49,815	$-	$70,819
Carrying amounts
At December 31, 2011	$125,522	$264,338	$50,705	$440,565
At September 30, 2012	$126,151	$269,343	$179,614	$575,108

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period.
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

12.	OTHER FINANCIAL LIABILITIES

	September 30,	December 31,
	2012	2011
Current:
Royalty obligations	$8,213	$8,190
Copper call option contracts	71	2,607
	$8,284	$10,797
Long-term:
Royalty obligations	$37,116	$44,594
Income tax obligations	276	1,386
	$37,392	$45,980

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

13.	DEBT

	September 30,	December 31,
	2012	2011
Current:
Capital leases	$10,208	$6,925
Secured equipment loans	4,924	6,828
	$15,132	$13,753
Long-term:
Senior notes	$191,478	$197,409
Capital leases	21,411	14,862
Secured equipment loans	4,520	6,231
	$217,409	$218,502

14.	EQUITY

(a) Share capital

The Company’s authorized share capital consists of an unlimited number of common shares with no par value. As at September 30, 2012, there were 190,534,455 common shares issued and outstanding.

(b) Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares will be purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. The Company’s normal course issuer bid will terminate on February 2, 2013 or earlier if the number of shares sought in the issuer bid has been obtained. The Company reserves the right to terminate the bid earlier at any time. Purchases under the normal course issuer bid are subject to the restricted payment limitations in the Company’s senior notes indenture.

During the three-month period ended September 30, 2012, 1,802,340 common shares have been repurchased for $4,872. As at September 30, 2012, a total of 6,644,440 common shares have been repurchased under the normal course issuer bid for $20,897.

15.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

At September 30, 2012, capital commitments totaled $34,224and operating lease commitments totaled $7,269.

(b) Contingencies

The Company has guaranteed the full amount of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at September 30, 2012, this debt totaled $42,159 on a 100% basis. The Company has also guaranteed its share of additional debt in the Gibraltar joint venture totaling $9,444 on 75% basis.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

16.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Change in non-cash working capital
Accounts receivable	$16,135	$(12,383)	$9,012	$(14,567)
Inventories	(4,823)	17,566	(6,034)	869
Prepaids	(2,536)	(997)	(1,906)	(1,606)
Accounts payable and accrued liabilities	14,246	257	23,619	5,566
Interest payable	3,697	4,332	3,701	7,447
Deferred revenue – royalty obligation	(43)	(43)	(131)	(131)
Deferred revenue – copper	-	(14,125)	-	-
	$26,676	$(5,393)	$28,261	$(2,422)
Operating cash flows – other items
Realized loss on copper derivative instruments	$784	$1,820	$3,378	$10,509
(Gain) loss on sale of property, plant and equipment	(50)	-	23	-
Reclamation expenditures	(169)	(886)	(193)	(1,915)
Long-term prepaids	-	179	165	(290)
	$565	$1,113	$3,373	$8,304
Investing cash flows – other items
Net cash reinvested in reclamation deposit	$(320)	$(400)	$(1,105)	$(583)
Other	-	-	(40)	(12)
	$(320)	$(400)	$(1,145)	$(595)

Non-cash investing and financing activities
Assets acquired under capital lease	$1,932	$6,559	$16,697	$7,241
Interest earned on promissory note	$(1,007)	$(1,067)	$(3,030)	$(3,188)
Interest expense on royalty obligation	$245	$284	$735	$851
Royalty obligation settled by promissory note	-	-	$(8,190)	$(7,248)
Shares issued for preferred shares redemption	-	-	-	$26,642

17.	FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, and reporting structures.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

(b) Summary of derivatives and financial assets containing embedded derivatives

	Notional amount	Strike price[1]	Term to maturity	Fair value
At September 30, 2012
Commodity contracts
Copper put option contracts	17.2 million lbs	US$3.50	Q4 2012	$1,360
Copper call option contracts	17.2 million lbs	US$5.02 to 5.12	Q4 2012	$(71)
Copper put option contracts	33.1 million lbs	US$3.00	Q1-Q2 2013	$2,450
Copper put option contracts	26.5 million lbs	US$2.75	Q3-Q4 2013	$2,044
Dual currency deposits
USD/CAD (5% to 5.17%)	US$65 million	0.9785 to 0.9930	< 3 months	$63,805
Capped floating rate notes
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	$10,069
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	$10,072

1. For the floating rate notes, this value represents the cap level for the coupon rate.

18.	RELATED PARTIES

	Transaction value for the		Transaction value for
	three months ended		the nine months ended
	September 30,		September 30
	2012	2011	2012	2011
Hunter Dickinson Services Inc.:
General and administrative expenses	$324	$526	$1,218	$1,432
Exploration and evaluation expenses	121	243	398	675
Prepaid rent	-	-	-	995
	$445	$769	$1,616	$3,102
Gibraltar joint venture:
Other operating income (management fee)	$255	$188	$765	$563
Reimburseable compensation expenses	19	6	91	77
	$274	$194	$856	$640

	Balance due from (to) as at
	September 30,	December 31,
	2012	2011
Hunter Dickinson Services Inc.	$(81)	$(44)
Gibraltar joint venture	91	241

Hunter Dickinson Services Inc. (HDSI) employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for these expenses.

19.	SUBSEQUENT EVENTS

Subsequent to period end, the Company entered into purchase obligations totalling $16,385.